Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the three months ended March 31,
	Basic		Diluted (a)
	2011	2010	2011	2010
Average number of common shares outstanding	61,824	60,107	61,824	60,107
Average common shares due to assumed conversion of stock options	—	—	560	829
Total shares	61,824	60,107	62,384	60,936

Income (loss) from continuing operations, net	$4,600	$901	$4,600	$901
Income (loss) from discontinued operations, net	(2,239)	35,842	(2,239)	35,842
Net income	$2,361	$36,743	$2,361	$36,743

Per share data:
Income (loss) from continuing operations, net	$0.07	$0.01	$0.07	$0.01
Income (loss) from discontinued operations, net	(0.03)	0.60	(0.03)	0.59
Net income per share	$0.04	$0.61	$0.04	$0.60

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the Consolidated Income Statements.